[SINA Corporation Letterhead]

October 7, 2013

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re :         SINA Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 22, 2013

File No. 000-30698 (the “2012 Form 20-F”)

Dear Ms. Collins and Ms. Kindelan:

The Company has received the letter dated September 23, 2013 from the staff of the Securities and Exchange Commission regarding the 2012 Form 20-F. Due to the one week national holidays in China, the Company would like to request an extension to the deadline for responding to the letter.  The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than October 11, 2013.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at (852) 3740 4850.  Thank you very much.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

c.c.          Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom